SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486
Writer=s Direct Dial (561) 237-1536
Writer=s Direct Fax (561) 362-6116
July 29, 2008
Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consulier Engineering, Inc. File No. 0-17756

Form 10-Q for the Quarterly Period Ended March 31, 2008 Filed on May 20, 2008

Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed on April 15, 2008
Dear Ms. Collins:
     This letter responds to your letter dated July 17, 2008, to Warren B. Mosler, President and Chief Executive Officer of Consulier Engineering, Inc. (“Consulier”).
     The following paragraphs correspond to the numbering system of your letter:
     1.     SEC Comment: Note 2. Deferred Implementation Costs, page F-16. We note that the Company recorded deferred implementation costs of $2,024,785 and $1,749,100 at December 31, 2007 and 2006, respectively. Please provide a reconciliation of such costs at each balance sheet date (A). In this regard, please provide a breakdown of such costs and tell us specifically to which contracts such costs relate (B). Further, tell us how you are accounting for the revenues from such contracts and tell us the amount of deferred costs recognized for each period presented, if any (B). Tell us how you considered Question 3 to SAB Topic 13.A.3.f and the guidance in SFAS 91 and FTB 90-1, by analogy, in determining that the deferral of such costs is appropriate (C). Further, tell us how you evaluated the deferred costs for realizability at each balance sheet date (D)and specifically address the fact that the Company has unearned revenue of only $822,659 and $554,107 at December 31, 2007 and 2006, respectively to offset costs of $2.0 million and $1.7 million.

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
July 29, 2008

     Company Response:
     A.     Copies of our roll-forward schedules reconciling deferred implementation costs and costs recognized for the years ended December 31, 2007 and 2006, have been provided in Exhibits A and B. Pursuant to Rule 83, Company has requested confidential treatment of all of the information provided in these exhibits, and the exhibits have been forwarded to the Commission by facsimile and Federal Express. Deferred implementation costs represent all costs associated with equipment purchased for customers, and payroll and related costs incurred for the implementation of customer contracts which have not met customer acceptance or “Go Live” status (contract definition — represents the successful installation and use of software and interfaces in a production environment with current patient data). Deferred implementation costs related to the implementation of the Company’s Amelior software totaled $1,542,552 and $1,678,162 as of December 31, 2007 and 2006, respectively. Deferred implementation costs related to the implementation of the Company’s Tracker software totaled $460,484 and $70,938 as of December 31, 2007 and 2006, respectively. The $21,750 balance as of December 31, 2007, represents equipment purchases that have not been allocated to any customer facility.
     B.     The Company’s medical software activities generally includes the development and licensing of: (i) data-based integrated emergency room information systems marketed as Amelior ED™ (“Amelior”), and (ii) passive tracking technologies for emergency departments and operating rooms marketed as ED or OR Tracker™ (“Tracker”). From these activities, the Company derives revenue from the following sources: (1) licensing and sale of data-based integrated emergency room information systems and passive tracking technologies, which include new software license and software license updates and product support revenues and (2) services, which include consulting, advanced product services and education revenues. These services are governed by the provisions of Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition. Many of the Company’s software arrangements include a consulting implementation stage/services sold separately under an initial software licensing agreement. Initial licensing fees include the purchase, installation and customization/ interface of the Company’s Amelior and Tracker software to existing customer operating systems. Consulting revenue from these arrangements is generally accounted for separately from the standard software license revenue because the arrangements qualify as service transactions as defined in SOP No. 97-2. In accordance with SOP No. 97-2 paragraph .70, the service element is essential to the functionality of the software because of the complex interfaces necessary for our software to be functional in the customers’ environment and the milestones or customer-specific acceptance criteria, which affects the realizability of the software licensing fee. Therefore, per paragraph .74 of SOP 97-2, the service element does not meet the criteria for separate accounting set forth in paragraph 65. Our software implementation contracts include multiple elements and can take from 6 to 24 months to install, integrate and customize the Amelior or Tracker software depending on the size of the applicable hospital. Accordingly, the contracts are accounted for in conformity with ARB 45, Long-Term Construction-Type Contracts. Contractual terms for the initial licensing fees are as follows:

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
July 29, 2008

               (i)     Amelior Contracts — initial licensing fees are based upon a standard fee per patient visit/usage upon the successful implementation (go-live date) and acceptance (completed-contract date). Therefore all costs associated with the implementation of the Amelior software is born by the Company and deferred until the Company’s software is operational. These deferred costs are recognized ratably over the initial term of the licensing agreements which generally range from 2 to 7 years.
               (ii)     Tracker Contracts — initial licensing fees are based upon contractual arrangements for the licensing, implementation and interface of Tracker software. Per the Tracker software agreements, the Company generally bills the initial licensing fee at three milestone dates: (a) 25% upon signing of contract, (b) 25% upon successful installation, and (c) the remaining 50% upon customer acceptance and go-live. The Company recognizes the total initial licensing fee and related deferred costs upon customer acceptance, which is also the last milestone date. Annual licensing fees are deferred and recognized over the term of the licensing agreement upon go-live.
               (iii)     Question 3 to SAB Topic 13.A.3.f and the guidance in SFAS 91 and FTB 90-1 refer to “incremental direct acquisition costs” with regard to deferring or recognizing the costs. The costs associated with the initial implementation of the Company’s Amelior and Tracker software directly related to the generation of software licensing fees that would not otherwise be incurred other than for the acquisition of these contracts and are appropriately deferred. These costs are charged to expense in proportion to the revenue recognized as stated in B(i) and B(ii) above. All indirect costs (i.e. advertising, other general and administrative expenses) are charged to expense in the period incurred.
     C.     Management evaluates deferred implementation costs based upon future estimated undiscounted cash flows. Deferred implementation costs are reviewed quarterly on a contract-by-contract basis to consider whether the deferred implementation costs are impaired or if we expect the entire contract to result in a loss. Amelior contracts contain minimum monthly per patient look-up charges for the initial licensing term. Tracker contracts have minimum licensing terms (generally 3 years) at specific rates from the go-live date. Licensing and service contracts are not cancellable by the customer for a certain period of time as indicated above. We have a known amount of minimum future cash payments that are contractually committed. Therefore, as long as we believe that collectability of these contractually committed cash payments is considered probable and the amount exceeds the deferred costs, no impairment charge is recorded. Management believes that the future estimated cash flows generated from each implementation project exceeds the costs associated with initial implementation.

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
July 29, 2008

     Deferred revenue arises according to the billing schedule or terms (per patient look-up) included in each contract. These billing schedules are not directly related to the incurrence of costs. Upon acceptance and go-live dates, the revenue and related costs are recognized in the Statement of Operations.
     2.     SEC Comment: We note that the certifications included in your December 31, 2007, Form 10-KSB and your March 31, 2008, Form 10-Q do not include all of the required disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. Please amend your Form 10-KSB and Form 10-Q to include certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your disclosures as follows:
•	Please revise paragraph 4 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f);

•	Please include a statement (as item (b) under paragraph 4) in your Form 10-KSB that the certifying officers have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Company Response: Consulier has today filed amendments to its Form 10-KSB and Form 10-Q to amend the certifications which accompanied the original filings in order that they comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S-K.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Consulier Engineering, Inc.

JLS/bjp
cc:     Kari Jin, Division of Corporation Finance

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
July 29, 2008

EXHIBIT A
THIS EXHIBIT HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL
TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES
AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF
INFORMATION ACT (5 U.S.C. § 522), AND THE OMITTED MATERIAL HAS BEEN
SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Kathleen Collins, Accountant Branch Chief
Division of Corporation Finance
July 29, 2008

EXHIBIT B
THIS EXHIBIT HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL
TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES
AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF
INFORMATION ACT (5 U.S.C. § 522), AND THE OMITTED MATERIAL HAS BEEN
SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION